EXHIBIT 21

REGISTRANT’S SUBSIDIARIES

The following table sets forth, at December 1, 2006, the Registrant’s significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	State of Incorporation

Beacon Sales Acquisition, Inc.	Delaware
Quality Roofing Supply, Inc.	Delaware
Beacon Canada, Inc.	Delaware
Best Distributing Co.	North Carolina
The Roof Center, Inc.	Delaware
West End Lumber Company, Inc.	Delaware
Beacon Roofing Supply Canada Company	Nova Scotia
JGA Beacon, Inc.	Delaware
Shelter Distribution, Inc.	Delaware
Beacon Pacific, Inc.	Delaware
Beacon Sales Company, Inc.	Massachusetts